EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 31 March 2024. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2024 £m

Equity
Ordinary shareholders’ equity	40,641
Other equity instruments	6,940
Non-controlling interests	210
Total equity	47,791

Indebtedness
Subordinated liabilities	10,577
Debt securities
Debt securities in issue at amortised cost	76,569
Liabilities designated at fair value through profit or loss	5,018
Total debt securities	81,587
Total indebtedness	92,164

Total capitalisation and indebtedness	139,955
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2024, all indebtedness was unsecured except for £17.8 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 March 2024.
There has been no material change in the information set forth in the table above since 31 March 2024.